SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the month of April and May, 2000
                 -------------------


                      Bonso Electronics International Inc.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)


    Flat A-D, 8th Floor, Universal Industrial Centre, 23-25 Shan Mei Street,
                         Fo Tan, Shatin, N.T., Hong Kong
    ------------------------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

         Form 20-F     X                       Form 40-F
                    -------                               -------


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

             Yes                                  No     X
                 -------                              -------




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BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
--------------------------------------------------------------------------------
Flat A-D, 8/Floor, Universal IndustrialCentre     North America Company Contact:
23-25 Shan Mei Street                                             George O'Leary
Fo Tan, Shatin, N.T.                                          1919 Yacht Colinia
Hong Kong                                            Newport Beaeh, CA 92660 USA
                                                             Tel: (949) 760-9611
                                                             Fax: (949) 760-9607


                      BONSO ELECTRONICS INTERNATIONAL INC.
                     REPORTS THIRD QUARTER FINANCIAL RESULTS

HONG KONG (BUSINESS WIRE)..April 17, 2000. Bonso Electronics International Inc. (Nasdaq/NMS: BNSO) reported results for the third quarter, ended December 31, 1999.

Bonso's net sales for the nine month period ended Dec. 31, 1999, were $11.4 million, an increase of 17%, compared to sales of $9.7 million for the nine month period ended Dec. 31, 1998. Operating income was $843,000 for the nine months ended Dec. 31, 1999, an increase of 126% compared to $373,000 for the corresponding period last year. Net income for the current nine months reporting period was $803,000, or $0.2633 basic earnings per share, an increase of 617% from $112,000 or $0.0369 basic earnings per share, reported for the nine months ended Dec. 31, 1999.

For the three month period ended Dec. 31, 1999, net sales were $3.5 million, an increase 28% compared to sales of $2.8 million for the three month period ended Dec. 31, 1998. Operating income for the current reporting quarter was $113,000 an increase of 2%, compared to $111,000 in operating income reported for the comparable quarter in 1998. For the three month period ended Dec. 31, 1999, net income was $181,000, or $0.059 basic earning share, an increase of 9850% compared to a net income of $2,000, or $0.0007 basic earning per share, for the three months ended Dec. 31, 1998.

Mr. Anthony So, Chairman and Chief' Executive Officer of the Company, stated: "I am pleased to report that the third quarter results have remained on track. I am very optimistic that the Company's sales will continue to increase in conjunction with our efforts to diversify our product offerings especially in the new communication products."

Mr. So further stated, "Since we last reported, Bonso has grown substantially. Our factory is operating at a high level of capacity. We are making every effort to comply with our existing and new customers' requirements for product shipments. These efforts include expansion of a number of manufacturing lines, going to multiple shifts in some production areas and leasing additional factory space nearby. Based on the overwhelming demand for our current products and manufacturing services we continue to be cautiously optimistic about the future."

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales and weighing instruments and electronic consumer and health care products. The Company manufactures all of its products in the People's Republic of China. The Company's electronic scales include bathroom, kitchen, office, jewelry, laboratory, pocket, postal, industrial and parcel scales that are used in consumer, commercial and industrial applications. The Company's electronic consumer and healthcare products include electronic thermometers and blood pressure meters. The Company's telecommunications products include cordless telephones, two-way radios and internet audio (MP3) products. Headquartered in Hong Kong, Bonso Electronics markets its products to customers primarily in North America and Europe.

Sale Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements which are not historical facts contained in this press release are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission.


                       FINANCIAL HIGHLIGHTS--TO FOLLOW###



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

                           BONSO ELECTRONICS INTERNATIONAL INC.
                                CONSOLIDATED BALANCE SHEET
                                     (In U S Dollars)

                                                              December 31,                March 31,
                                                                 1999                      1999
                                                             -------------              ------------
                                                             (unaudited)                  (audited)
ASSETS
Current Assets
  Cash and cash equivalents                                  $    477,535               $    271,447
  Restricted cash deposits                                      1,046,879                  1,011,688
  Trade receivables, net                                          660,808                    362,236
  Inventories, net                                              3,932,022                  4,637,328
  Notes receivable                                                153,738                    630,443
  Deferred income tax assets - current                             31,251                     31,251
  Other receivables, deposits and
       Prepayments                                                607,803                    243,231
                                                             ------------               ------------
       Total current assets                                  $  6,916,036               $  7,308,230
Deferred income tax assets - non current                           81,223                     81,223
Net property, plant and equipment                              14,113,056                 11,270,831
                                                             ------------               ------------

Total assets                                                 $ 21,110,315               $ 18,660,284
                                                             ============               ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Bank liabilities:                                          $    216,836               $    643,278
  Notes payables                                                1,064,861                    581,349
  Account payable                                               2,279,627                  1,135,910
  Accrued charges and deposits                                    686,224                    516,458
  Income taxes payable                                             23,462                     11,667
  Short-term loans                                                   --                      720,123
  Current portion of long-term debt &
    capital lease obligations                                     494,526                    383,409
                                                             ------------               ------------
  Total Current Liabilities                                  $  4,765,536               $  3,332,200
Long term debt and capital lease
  Obligations, net of current maturities                          845,955                     42,397
Shareholders' equity
  Common stock par value $0.003 per
  share authorized 23,333,334 shares
  issued and outstanding 2,923,992 shares                           9,498                      9,353
  Additional paid in capital                                    8,907,124                 10,285,105
  Promissory note receivable from Shareholder                        --                   (1,430,000)
  Retained earnings                                             6,328,919                  5,525,958
  Accumulated other comprehensive income                          253,283                    235,271
                                                             ------------               ------------

                                                             $ 15,498,824               $ 14,625,687
                                                             ------------               ------------
Total Liabilities & Shareholders' equity                     $ 21,110,315               $ 18,660,284
                                                             ============               ============



                                BONSO ELECTRONICS INTERNATIONAL INC.
                                 CONSOLIDATED STATEMENTS OF INCOME
                                   (In Thousand of U.S. Dollars)
                                           (unaudited)

                                                  Three months ended                      Nine months
                                                     December 31                            December
                                              --------------------------------------------------------------
                                              1998               1999               1998                1999
                                              ----               ----               ----                ----

Sales                                           3,542              2,777             11,397              9,723
Cost of Sales                                  (2,280)            (1,837)            (7,554)            (6,904)
                                           ----------         ----------         ----------         ----------
Gross Profits                                   1,262                940              3,843              2,819

Operating Expenses
     Selling Expense                               61                 59                151                143
     Salary & related cost                        572                514              1,447              1,330
     Research & development
     Expenses                                      50                  8                148                 20
     General & admin expense                      466                248              1,254                953
                                           ----------         ----------         ----------         ----------
     Income from operations                       113                111                843                373
Other income                                       77                 22                187                 82
Foreign exchange Gain/(Loss)                      (13)               (14)               (19)                23
Interest Expenses                                 (83)              (117)              (208)              (366)
                                           ----------         ----------         ----------         ----------
Income before income tax                           94                  2                803                112
Income tax (credit)/charge                        (87)              --                 --                 --
                                           ----------         ----------         ----------         ----------
Net income                                        181                  2                803                112
                                           ==========         ==========         ==========         ==========

Per share amounts (in dollars)
 earnings per share:
     Basic                                      0.059             0.0007             0.2633             0.0369
     Diluted                                    0.052             0.0006             0.2295              0.032
Weighted average shares Outstanding         3,050,068          3,034,439          3,050,068          3,034,439
Incremental shares from
     Assumed exercise of
     Warrants and stock options               448,032            461,730            448,032            461,730
Adjusted weighted average Share             3,498,100          3,496,169          3,498,100          3,496,169



BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
--------------------------------------------------------------------------------
Flat A-D, 8/Floor, Universal Industrial Centre    North America Company Contact:
23-25 Shan Mei Street                             George O'Leary
Fo Tan, Shatin, N.T.                              1919 Yacht Colinia
Hong Kong                                         Newport Beach, CA 92660 USA
                                                  Tel: (949) 760-9611
                                                  Fax: (949) 760-9607

                                BONSO ELECTRONICS
                    ANNOUNCES NEW TELECOMMUNICATION BUSINESS

HONG KONG - (BUSINESS WIRE) -April 20, 2000 - Bonso Electronics International, Inc. (NASDAQ/NMS: BNSO) announced new orders for its principal telecommunication product--the Family Radio System ("FRS"). Anthony So, Chairman and Chief Executive Officer of Bonso stated, "the Company has received an order from a Korean company, for average monthly shipments of 300,000 FRS units to be sold under a world wide brand name into the North American market. The current order is for an aggregate of 2,400,000 units to be produced between April 2000 and November 2000. This order represents a monthly increase of approximately 200,000 units from shipments in March 2000 of approximately 100,000 units."

Mr. So stated that, "as a result of this new order we anticipate a tremendous increase in our annual sales during the fiscal year ending March 31, 2001." He also stated that "the Company expects the worldwide telecommunication's business to continue to grow, and that Bonso will be able to participate in that growth with the development and manufacture of various new telecommunications products."

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales and weighing instruments and electronic consumer and health care products, as well as, their new line of telecommunications products. The Company manufactures all of its products in the People's Republic of China. The Company's scales include bathroom, kitchen, office, jewelry, laboratory, pocket, postal, industrial, parcel and mechanical scales that are used in consumer, commercial and industrial applications. The Company's electronic consumer and health care products include thermometers and blood pressure monitors. The company's telecommunications products include two-way radios and cordless telephones. Headquartered in Hong Kong, Bonso electronics markets its products to customers primarily in North America and Europe.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements which are not historical facts contained in this press release are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the market for telecommunications products, uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission.

BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
--------------------------------------------------------------------------------
Flat A-D, 8/Floor, Universal Industrial Centre    North America Company Contact:
23-25, Shan Mei Street                                            George O'Leary
Fo Tan, Shatin, N.T.                                          1919 Yacht Colinia
Hong Kong                                            Newport Beach, CA 92660 USA
Email address : info@bonso.com                         Telephone: (949) 760-9611
                                                       Facsimile: (949) 760-9607




                      BONSO ELECTRONICS INTERNATIONAL INC.
                    EXPANDS PRODUCTION FLOORS AND FACILITIES
                              FOR INCREASING ORDERS

HONG KONG .... May 1, 2000. Bonso Electronics International Inc. (NASDAQ Symbol:
BNSO) today announced that, as a result of a strong market and increasing customer orders, the Company has leased a new 52,000 square feet factory building and a new 32,000 square feet dormitory building, which are located adjacent to Bonso's existing 400,000 square feet production plant. Renovation of the new factory building is taking place and management expects to begin using the new building in early May, 2000.

Mr. Anthony So, CEO of Bonso, said "We expect to invest US$5 million in the near future for renovation, testing equipment and machines. I am very excited and believe that Bonso's competitive position will be significantly enhanced by this expansion."

Bonso Electronics designs, develops, manufactures and sells a comprehensive line of electronic scales and weighing instruments and electronic consumer and health care products. The Company manufactures all of its products in the People's Republic of China. The Company's electronic scales include bathroom, kitchen, office, jewelry, laboratory, pocket, postal, industrial and parcel scales that are used in consumer, commercial and industrial applications. The Company's electronic consumer and health care products include electronic thermometers and blood pressure meters. The Company's telecommunications products include cordless telephones and two-way radios products. Headquartered in Hong Kong, Bonso Electronics markets its products to customers primarily in North America and Europe.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements which are not historical facts contained in this press release are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission.

BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
--------------------------------------------------------------------------------
Flat A-D, 8/Floor, Universal Industrial Centre    North America Company Contact:
23-25, Shan Mei Street                                            George O'Leary
Fo Tan, Shatin, N.T.                                          1919 Yacht Colinia
Hong Kong                                            Newport Beach, CA 92660 USA
Email address : info@bonso.com                         Telephone: (949) 760-9611
                                                       Facsimile: (949) 760-9607




                      BONSO ELECTRONICS INTERNATIONAL INC.
                   EXPANDS PRODUCTION CAPACITY AND FACILITIES
                              FOR INCREASING ORDERS

HONG KONG .... May 8, 2000. Bonso Electronics International Inc (NASDAQ Symbol:
BNSO) today announced that the Company has increased its molding capacity by adding 37 sets of new injection molding machines, so that the number of injection molding machines increased from 25 sets in December, 1999, to 62 sets at this time. Bonso's plastic molding capacity has increased by more than 200% in the last five months. Furthermore, a total of 30 sets of automatic new SMT (surface mount technology) machines have also been installed since December 1999. The total investment in these new machines was over US$7 million.

Mr. Anthony So, CEO of Bonso, said "We also expect to invest a further US$1 million in the near future for testing equipment. With the addition of these machines, we have expanded our current facility to meet the increased demand for our products and to further enhance our competitive position."

Bonso Electronics is a leading contract manufacturer of electronics products, and designs, develops, manufactures and sells a comprehensive line of electronic scales and weighing instruments and electronic consumer and health care products. The Company manufactures all of its products in the People's Republic of China. The Company's electronic scales include bathroom, kitchen, office, jewelry, laboratory, pocket, postal, industrial and parcel scales that are used in consumer, commercial and industrial applications. The Company's electronic consumer and health care products include electronic thermometers and blood pressure meters. The Company's telecommunications products include cordless telephones and two-way radios products. Headquartered in Hong Kong, Bonso Electronics markets its products to customers primarily in North America and Europe.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements which are not historical facts contained in this press release are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       BONSO ELECTRONICS INTERNATIONAL INC.
                                                  (Registrant)



Date: June 5, 2000                     By: /s/ Henry F. Schlueter
      ------------                        --------------------------------------
                                         Henry F. Schlueter, Assistant Secretary